UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated November 17, 2010: Star Bulk Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2010 and Declared Dividend of $0.05 Per Share.

Exhibit 1

STAR BULK REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND DECLARES DIVIDEND OF $0.05 PER SHARE

ATHENS, GREECE, November 17, 2010 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK),today announced that its Board of Directors declared a cash dividend of $0.05 per outstanding share of the Company's common stock for the three months ended September 30, 2010. The dividend is payable on or about December 6, 2010, to shareholders of record as of November 30, 2010. The Company also announced today its unaudited financial and operating results for the nine months ended September 30, 2010. The Company also announced today the results of the annual meeting of its shareholders held on Monday, November 15, 2010.

Akis Tsirigakis, President and CEO of Star Bulk commented: “We are pleased to report another profitable quarter with results above street consensus. For the third quarter 2010, we achieved a 31% reduction in our operating expenses compared to the same period in 2009 while improving fleet utilization to 99.8%. Our strategy to bring the technical fleet management in-house continues to produce tangible results quarter after quarter. The operating cost reductions have played a key role in our improved financial and operating performance during this challenging market environment. We remain focused on further reducing operating costs.

We have successfully implemented a fleet growth and renewal program aimed to enhance shareholder value for the long term.  In contrast to other companies that have financed fleet expansion with equity issues, our growth was organic, enabled by our strong cash generation. Since inception we acquired our modern Capesize vessels including two newbuildings and five Supramax vessels. We also sold two of our oldest vessels during the same period.

We remain in excellent financial position to further grow our fleet. Our already strong balance sheet has been further boosted by the receipt of substantial claim proceeds. We continue to seek prudent and accretive acquisitions that will produce further growth as well as enhance our earnings per share.

“We continue to reward our shareholders with a quarterly dividend. In this context we have we declared our sixth consecutive quarterly dividend of $0.05 cents per share that reflects an annualized yield of about 7%.”

George Syllantavos, Chief Financial Officer of Star Bulk commented: “I wish to point out our excellent financial position and the fact that we amply satisfy all our original loan covenants. Our total contacted revenue is $200 million with secured fleet coverage of 100% for 2010 and 63% for 2011.

Our senior debt stands today at $210 million while our cash position is approximately $41 million, translating into a conservative net debt to total assets ratio of approximately 24%. Our remaining principal repayment for 2010 is $5 million after having already repaid $63 million year to date. Importantly, our principal repayments for 2011 are significantly reduced to about $34 million.

During the third quarter, we have obtained debt finance for our capesize Star Aurora and received commitment letter for financing our two capesize newbuildings from major European banks. We have successfully resisted exposure to interest rate swaps that have burdened other companies and we have, therefore, enjoyed the full benefit of the prevailing low interest rates.

Fleet Profile (As of November 17, 2010)

Vessel Name	Type	DWT	Year Built

Star Aurora (1)	Capesize	171,199	2000
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Gamma	Supramax	53,098	2002
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Zeta	Supramax	52,994	2003
Star Theta	Supramax	52,425	2003
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Cosmo	Supramax	52,247	2005

Newbuildings
Vessel Name	Type	DWT	Delivery Date
Star Bulk TBN (2)	Capesize	180,000	Oct-2011
Star Bulk TBN (2)	Capesize	180,000	Nov-2011
Total	13	1,287,686

(1)

On February 18, 2010 the Company entered into a agreement to purchase a Capesize vessel of approximately 171,000 dwt, built in 2000 in Japan, for $42.5 million from a third party.The Company also entered into a time charter agreement with Rio Tinto for the vessel for a period of approximately 3 years at a gross daily rate of $27,500. The vessel was delivered to the Company on September 8, 2010.

(2)

On March 24 and April 6, 2010 the Company signed two contracts with the shipbuilder Hanjin to build two Capesize vessels at a price of $106.9 million in aggregate with expected delivery in October and December 2011, respectively. The Company intends to finance both newbuildings through a combination of company cash and bank debt.

Results of 2010 Annual General Meeting of Shareholders

At the 2010Annual General Meeting the following proposals were approved and adopted: 1) the reelection of Messrs. Prokopios (Akis) Tsirigakis and George Syllantavos as Class C Directors to serve on the Board of Directors of the Company until the 2013 Annual Meeting of Shareholders 2) the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2010.

Third Quarter 2010and 2009 Results

For the third quarter 2010, total revenues amounted to $29.9 million compared to $33.6million for the thirdquarter 2009. This decrease was mainly due to the decrease in the number of vesselsthat operated, from an average of 12.0 vessels during the third quarter of 2009 to 10.2 vessels for the third quarter of 2010.  Operating income amounted to $2.5 million for the third quarter 2010 compared to an operating loss of $70.7 million for the third quarter 2009.  Net income for the third quarter 2010 amounted to $1.2 million or $0.02 earnings per share calculated on 61,669,446and 62,072,050weighted average number of shares, basic and diluted, respectively. Net loss for the third quarter 2009 amounted to $72.9 million or $1.19loss per basic and diluted shares calculated on 61,049,760 weighted average numbers of shares.

The third quarter 2010 net income figure includes the following non-cash items:

•

Net revenue of $0.3 million representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $0.6 million, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized loss of $0.1 million associated with the mark-to-market valuation of the Company's derivatives.

•

An expense of $2.1 million associated with a bad debt adjustment of a Charterer’s balance.

Excluding these non-cash items net income for the third quarter of 2010 would amount to $3.7 million or $0.06 earnings per basic and diluted share.

The third quarter 2009 net loss figure includes the following non-cash items:

•

Impairment loss of $75.1 million in connection with the sale of the vessel Star Alpha, which has been classified as an asset held for sale and recorded at fair value less cost to sell.

•

A loss of $10.1 million associated with a loss on the time charter agreement termination which mainly relates to the reversal of unamortized fair value of an above-market acquired time charter on a vessel due to an early redelivery date.

Excluding these non-cash items net income for the third quarter of 2009 would amount to $12.3 million or $0.20earnings per basic and diluted share.

Adjusted EBITDA for the third quarter 2010 and 2009was $16.6million and $28.3 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 10.2 and 12.0 vessels were owned and operated during the third quarter 2010 and 2009, respectively, earning an average Time Charter Equivalent, (‘TCE”) rate of $26,146per day and $29,474per day, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this earnings release for further information regarding our calculation of TCE rates.

Vessel operating expenses decreased approximately 31% to $5.2 million for the third quarter 2010 compared to $7.5 million for the same period last year.  The decrease is mainly due to a more cost efficient in-house management of the vessels which was fully implemented during the first quarter of 2010 and due to the decrease in the number of vessels that operated during the third quarter of 2010compared to the third quarter of 2009.

Depreciation expense decreased to $11.7 million for the third quarter 2010 from $13.7 million for the third quarter 2009. The decrease in depreciation expense was due to the fact that our fleet was reduced from an average of 12.0vessels during the third quarter 2009, to an average of 10.2 during the third quarter 2010.

General and administrative expenses increased to $3.5 million for the third quarter 2010 from $1.7 million for the third quarter 2009, respectively.  This increase is mainly due to higher one-off professional fees and increased stock-based compensation expense.

Nine monthsended September 30, 2010 and 2009 Results

For the nine months ended September 30, 2010, total revenues amounted to $89.1 million compared to $111.1 million for the same period of 2009. This decrease is mainly due to lower charter rates earned for most of our vessels during 2010 as well as a decrease in the number of vessels operated from 12.0 in 2009 to 10.7 in 2010.  In addition, the company recorded lower revenue of $4.4 million associated with the amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charters. Operating loss amounted to $21.7 million for the nine months ended September 30, 2010 compared to operating loss of $46.5 million for same period of 2009.  Net loss for the nine months ended September 30, 2010 amounted to $25.8 million representing $0.42 loss per basic and diluted share calculated on 61,260,641 weighted average number of basic and diluted shares. Net loss for the nine months ended September 30, 2009 amounted to $53.9 million representing $0.89loss per share calculated on 60,813,996 weighted average number of shares, basic and diluted.

The nine months ended September 30, 2010net loss figure includes the following non-cash items:

•

Impairment loss of $34.7 million in connection with the sale of the vessel Star Beta.

•

An increase of revenueof $1.0 million representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $3.1 million, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized loss of $0.3 million associated with the mark-to-market valuation of the Company's derivatives.

•

An expense of $2.1 million associated with a bad debt adjustment of a Charterer’s balance.

Excluding these non-cash items a net income for the nine months ended September 30, 2010 would amount to $13.4 million or $0.22 earnings per basic and diluted share.

The nine months ended September 30, 2009 net lossfigure includes the following non-cash items:

•

Impairment loss of $75.1 million in connection with the sale of the vessel Star Alpha, which has been classified as an asset held for sale and recorded at fair value less cost to sell.

•

Net revenue of $5.4 million representing amortization of fair value of below/above market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

A gain of $0.8 million associated with the gain on the time charter agreement termination which mainly relates to the reversal of unamortized fair value of below-market acquired time charter on a vessel due to an early redelivery date.

•

Expenses of $1.8 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized loss of $0.3 million associated with the mark-to-market valuation of the Company's derivatives.

Excluding these non-cash items net income for the nine months ended September 30, 2009 would amount to $17.1 million or $0.28 earnings per basic and diluted share.

Adjusted EBITDA for nine months ended September 30, 2010 and 2009was $52.2 million and $69.6 million respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activitiesis set forth below.

An average of 10.7 and 12.0 vessels were owned and operated during the nine months ended September  30, 2010 and 2009, respectively, earning an average TCE rate of $26,937 and $31,515 per day, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this earnings release for further information regarding our calculation of TCE rates.

Vessel operating expenses decreased approximately 31% to $16.1 million for the nine months ended September 30, 2010 compared to $23.3 million for the same period last year.  The decreaseis mainly due to a more cost efficient in-house management which was fully implemented during the nine months ended September 30, 2010 and the decrease in the number of vesselsthat operated during nine months ended September 30, 2010 comparedto the same period of2009.

Depreciation expense decreased to $34.7million for the nine months ended September 30, 2010 from $45.2 million for the same period last year. The decrease in depreciation expense was due to the fact that our fleet was reduced from an average of 12.0 vessels during the nine months ended September 30, 2009, to an average of 10.7 during the same period this year. Furthermore, depreciation expense was further reduced due to the reclassification of the vessel Star Beta during the first quarter of 2010 as an asset held for sale.

General and administrative expenses increased to $9.2 million for nine months ended September 30, 2010 from $6.3 million the same period of 2009, respectively.  This increase is mainly due to higher professional fees and increased stock-based compensation expense.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the nine months ended September 30, 2010 and 2009, was $51.5million and $59.0 million, respectively.  Net cash provided by operating activities for the ninemonth period ended September 30, 2010 was primarily a result of recorded net loss of $25.8 million, adjusted for depreciation of $34.7 million, and an impairment loss of $34.7 million resulting from the sale of vessel Star Beta. Net cash provided by operating activities for the nine -month period ended September 30, 2009 was primarily a result of recorded net loss of $53.9 million, adjusted for depreciation of $45.2 million, and an impairment loss from sale of vessel Star Alpha of $75.1 million, and amortization of fair value of below/above market acquired time charter agreements of $5.4 million.

Net cash used in investing activities for the nine months ended September 30, 2010and 2009 was $49.1 million and $21.5 million, respectively.  Net cash used in investing activities for the nine month ended September 30, 2010, was primarily due to additions to vessel cost related tothe acquisition of the vessel Star Aurora amounting to $44.1 million plus installments related to our two newbuildings amounting to $32.4 million in aggregate and offset by a net decrease in restricted cash amounting to $7.0 million and the proceeds from the sale of Star Beta amounting to $20.3 million. For the nine-month period ended September 30, 2009, there was an increase in restricted cash of $21.5 million relating to the waivers obtained for existing loan agreements and the FFA's.

Net cash used infinancing activities for the nine months ended September 30, 2010 and 2009 was $38.0 millionand $38.4 million respectively. For the nine month ended September 30, 2010, net cash used in financing activities consisted of loan installment payments amounting to $54.4 million, cash dividend payments of $9.3 million and financing fees amounting $0.3 million offset by proceeds from new loans related to the acquisition of Star Aurora amounting to $26.0 million. For the nine months ended September 30, 2009, net cash used in financing activities consisted of the payments of loan installments amounting to $37.0 million and a cash dividend payment of $3.1 million, mainly offset by cash provided from our directors' dividend reinvestment of $1.9 million.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	3 months ended	3 months ended
	September 30, 2009	September 30, 2010
Average number of vessels(1)	12.0	10.2
Number of vessels (as of the last day of the periods reported)	12.0	11.0
Average age of operational fleet (in years) (2)	10.4	10.1
Ownership days (3)	1,104	942
Available days (4)	1,090	883
Voyage days for fleet (5)	1,046	881
Fleet utilization (6)	96.0%	99.8%
Average per-day TCE rate (7)	$29,474	$26,146

	9 months ended	9 months ended
	September 30, 2009	September 30, 2010
Average number of vessels(1)	12.0	10.7
Number of vessels (as of the last day of the periods reported)	12.0	11.0
Average age of operational fleet (in years) (2)	10.4	10.1
Ownership days (3)	3,276	2,933
Available days (4)	3,192	2,853
Voyage days for fleet (5)	3,117	2,844
Fleet utilization (6)	97.7%	99.7%
Average per-day TCE rate (7)	$31,515	$26,937

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at September 30, 2009 and 2010, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	3 months ended September 30, 2009	3 months ended September 30, 2010	9 months ended September 30, 2009	9 months ended September 30, 2010

Revenues:	33,638	29,876	111,123	89,146
Expenses:
Voyage expenses	(2,859)	(6,507)	(7,479)	(11,530)
Vessel operating expenses	(7,486)	(5,184)	(23,325)	(16,080)
Drydocking expenses	(981)	(3,532)	(4,754)	(5,033)
Depreciation	(13,719)	(11,697)	(45,216)	(34,731)
Management fees	(169)	(42)	(702)	(123)
Gain/(loss) on derivative instruments	2,808	252	(802)	(2,079)
General and administrative expenses	(1,717)	(3,481)	(6,318)	(9,154)
Vessel impairment loss	(75,092)	-	(75,092)	(34,947)
Other operating income*	-	5,000	-	5,000
(Loss)/gain on time charter agreement termination	(5,097)	-	6,082	-
Bad debts expense	-	(2,096)	-	(2,096)
Loss on sale of vessel	-	(102)		(102)
Operating income /(loss)	(70,674)	2,487	(46,483)	(21,729)

Interest and finance costs	(2,382)	(1,470)	(7,858)	(4,588)
Interest income	191	200	486	500
Total other expenses, net	(2,191)	(1,270)	(7,372)	(4,088)

Net income / (loss)	(72,865)	1,217	(53,855)	(25,817)

Earnings/ (loss) per share, basic	(1.19)	0.02	(0.89)	(0.42)
Earnings /(loss) per share, diluted	(1.19)	0.02	(0.89)	(0.42)
Weighted average number of shares outstanding, basic	61,049,760	61,669,446	60,813,996	61,260,641
Weighted average number of shares outstanding, diluted	61,049,760	62,072,050	60,813,996	61,260,641

*On September 29, 2010 the Company agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of several commercial claims for $5 million which is included under Other operating income in the unaudited consolidated condensed statements of operations. This amount was subsequently collected in October 2010.

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. dollars)

ASSETS	December 31, 2009	September 30, 2010
Cash and restricted cash	48,495	8,097
Other current assets	12,333	17,105
TOTAL CURRENT ASSETS	60,828	25,202

Fixed assets, net	668,698	666,147

Restricted cash	29,920	22,020
Other non-current assets	1,195	1,138
TOTAL ASSETS	760,641	714,507

Current portion of long-term debt	59,675	39,628
Other current liabilities	11,417	27,272
TOTAL CURRENT LIABILITIES	71,092	66,900

Long-term debt	187,575	179,233
Other non-current liabilities	2,717	1,108
TOTAL LIABILITIES	261,384	247,241

STOCKHOLDERS' EQUITY	499,257	467,266
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	760,641	714,507

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	9 months ended September 30, 2009	9 months ended September 30, 2010

Net cash provided by operating activities	58,977	51,497

Net cash used in investing activities	(21,544)	(49,125)

Net cash used in financing activities	(38,399)	(37,974)

EBITDA and adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, (“U.S. GAAP”), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliancewith certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, non-cash gain or loss related to early time charter termination, bad debts expensesand stock -based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cashitems do not reflect the operational cash inflows and outflows of the Company’s fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	3 months ended September 30, 2009	3 months ended September30, 2010	9 months ended September 30, 2009	9 months ended September 30, 2010
Net cash provided by operating activities	16,841	18,194	58,977	51,497
Net increase in current assets	2,772	5,435	3,127	1,407
Net (increase)/ decrease in operating liabilities, excluding current portion of long term debt	6,826	(8,235)	667	(4,562)
Amortization of fair value of above/below market acquired time charter agreements	47	343	5,405	1,017
Vessel impairment loss	(75,092)	71	(75,092)	(34,692)
Other non-cash charges	(6)	(17)	(6)	(24)
Amortization of deferred finance charges	(313)	(81)	(498)	(250)
Stock – based compensation	(84)	(586)	(1,750)	(3,101)
Change in fair value of derivatives		(114)	(251)	(282)
Bad debts expense	-	(2,096)	-	(2,096)
Non-cash (loss)/gain on time charter agreement termination	(10,137)	-	782	-
Net Interest expense	2,191	1,270	7,372	4,088
EBITDA	(56,955)	14,184	(1,267)	13,002
Less:
Amortization of fair value of below market acquired time charter agreements	(47)	(343)	(5,405)	(1,017)
Non-cash gain on time charter agreement termination	-	-	(782)	-
Plus:
Bad debts expense	-	2,096	-	2,096
Stock – based compensation	84	586	1,750	3,101

Non-cash loss on time charter agreement termination	10,137	-	-	-
Vessel impairment loss	75,092	-	75,092	34,692
Change in fair value of derivatives	-	114	251	282
Adjusted EBITDA	28,311	16,637	69,639	52,156

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow, Thursday November 18 at 8:30 a.m., Eastern Standard Time (EST).
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until November 25, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of eleven dry bulk carriers and definitive agreements to build two Capesize vessels. The total fleet consists of thirteen vessels, five Capesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,287,686 deadweight tons. The average age of our current operating fleet is 10 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Ccontacts :

Company:

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: November 17, 2010	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President